2
Profit and Loss
January - December 2022

	Total
Income	
Services	5.00
Total Income	**$ 5.00**
Gross Profit	**$ 5.00**
Expenses	
Advertising & marketing	718.27
Listing fees	4,104.51
Total Advertising & marketing	**$ 4,822.78**
Bank fees & service charges	-234.31
Dues	
Software & apps	2,531.94
Total Dues	**$ 2,531.94**
Employee benefits	360.00
General business expenses	
Continuing education	1,140.00
Total General business expenses	**$ 1,140.00**
Legal & accounting services	
Accounting fees	2,600.00
Legal Fees	2,477.00
Total Legal & accounting services	**$ 5,077.00**
Meals	1,009.46
Office expenses	1,567.12
Office supplies	199.07
Small tools & equipment	16,082.59
Total Office expenses	**$ 17,848.78**
Payroll expenses	
Officers' salaries	54,952.77

Salaries & wages		4,030.00
Total Payroll expenses	**$**	**58,982.77**
Professional Services		32,786.64
QuickBooks Payments Fees		47.64
Supplies		
Supplies & materials		461.00
Total Supplies	**$**	**461.00**
SUTA		189.00
Taxes paid		
Taxes - Revenue		354.19
Total Taxes paid	**$**	**354.19**
Travel		2,084.01
Airfare		3,891.00
Total Travel	**$**	**5,975.01**
Total Expenses	**$**	**131,351.90**
Net Operating Income	**-$**	**131,346.90**
Net Income	**-$**	**131,346.90**